Exhibit 99.59

Management’s Report

These financial statements are the responsibility of the management of Petrofund Corp. (“Management”). They have been prepared in accordance with Canadian generally accepted accounting principles using Management’s best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, notes to the financial statements and other financial information contained in this report. Estimates are sometimes necessary in the preparation of these statements because a precise determination of some assets and liabilities depends on future events. Management has based these estimates on careful judgments and believes they are properly reflected in the accompanying financial statements. Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Petrofund is responsible to oversee the manner in which Management fulfils its responsibilities for financial reporting and internal controls. The Board meets with Management to ensure that Management’s responsibilities are fulfilled, to review financial statements and to recommend approval of the financial statements. An independent auditor appointed by the unitholders, Deloitte & Touche LLP, has audited the financial statements of Petrofund in accordance with Canadian generally accepted auditing standards and has provided an independent audit report.

(Signed) “Jeffery E. Errico”	(Signed) “Edward J. Brown”
Jeffery E. Errico	Edward J. Brown, CA
President & CEO	Vice President, Finance & CFO

Calgary, Canada
February 14, 2006

AUDITORS’ REPORT

To the Unitholders of Petrofund Energy Trust:

We have audited the consolidated balance sheet of Petrofund Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of Petrofund Corp. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
February 10, 2006	Chartered Accountants

Consolidated Balance Sheet

(thousands of Canadian dollars)

As at December 31,	2005	2004

ASSETS

Current assets
Cash and cash equivalents (Note 18(b))	$38,935	$—
Accounts receivable (Note 19)	72,599	37,713
Deferred loss on commodity contracts	—	517
Commodity contracts (Note 15)	1,906	3,281
Prepaid expenses	17,217	10,847

Total current assets	130,657	52,358
Asset retirement reserve fund (Note 7(b))	9,078	7,053
Goodwill (Notes 3 and 5)	349,462	180,307
Oil and natural gas royalty and property interests (Notes 4 and 5)	1,777,922	1,246,694

	$2,267,119	$1,486,412

LIABILITIES AND UNITHOLDERS’ EQUITY

Current liabilities
Bank overdraft	$—	$733
Accounts payable and accrued liabilities (Note 19)	96,854	60,961
Current portion of capital lease obligations	—	608
Deferred gain on commodity contracts	—	184
Commodity contracts (Note 15)	6,546	14,599
Distributions payable to Unitholders (Note 8)	—	35,568

Total current liabilities	103,400	112,653

Long-term debt (Note 6)	462,783	214,414
Future income taxes (Note 16)	242,320	81,411
Asset retirement obligations (Note 7(a))	73,273	51,408

Total liabilities	881,776	459,886

Commitments and contingent liabilities (Note 17)

Unitholders’ equity
Unitholders’ capital (Note 9)	1,799,137	1,477,963
Exchangeable shares (Note 10)	4,347	10,518
Contributed surplus (Note 11)	1,021	—
Accumulated earnings	483,280	272,612
Accumulated cash distributions (Note 8)	(902,442)	(734,567)

Total unitholders’ equity	1,385,343	1,026,526

	$2,267,119	$1,486,412

Signed on behalf of Petrofund Energy Trust by Petrofund Corp.

(Signed) “Jeffery E. Errico”	(Signed) James E. Allard”
Jeffery E. Errico, Director	James E. Allard, Director

The accompanying notes to the Consolidated Financial Statements are an integral part of this consolidated balance sheet.

Consolidated Statement of Operations and Accumulated Earnings

(thousands of Canadian dollars, except per unit amounts)

For the years ended December 31,	2005	2004	2003

REVENUES
Oil and natural gas sales	$779,630	$517,081	$406,346
Royalties	(155,755)	(100,230)	(84,804)
Loss on commodity contracts	(34,546)	(48,712)	(7,755)

	589,329	368,139	313,787

EXPENSES
Lease operating	141,578	103,610	91,251
Transportation costs	8,059	5,862	5,482
Financing costs	10,600	5,849	8,748
General and administrative	17,174	14,441	13,047
Capital taxes	3,938	3,261	2,454
Depletion, depreciation and accretion	202,839	153,079	118,307
Internalization of management contract (Note 12)	—	—	30,850
	384,188	286,102	270,139
Income before provision for income taxes	205,141	82,037	43,648

Provision for (recovery of) income taxes (Note 16)
Current	1,184	539	569
Future	(6,711)	7,139	(44,197)
	(5,527)	7,678	(43,628)

Net income	210,668	74,359	87,276

Accumulated earnings, beginning of the year	272,612	198,253	110,977
Accumulated earnings, end of the year	$483,280	$272,612	$198,253

Net income per Trust unit (Note 9)
Basic	$2.03	$0.84	$1.43
Diluted	$2.03	$0.84	$1.43

The accompanying notes to the Consolidated Financial Statements are an integral part of this consolidated statement.

Consolidated Statement of Cash Flows

(thousands of Canadian dollars)

For the years ended December 31,	2005	2004	2003

Cash provided by (used in):

Operating activities
Net income	$210,668	$74,359	$87,276
Add items not affecting cash:
Depletion, depreciation and accretion	202,839	153,079	118,307
Unrealized (gains) losses on commodity contracts	(6,345)	6,221	—
Future income taxes	(6,711)	7,139	(44,197)
Unit-based compensation	1,021	—	—
Actual abandonment costs settled (Note 7(a))	(3,469)	(4,553)	(4,651)
Internalization of management contract (Note 12)	—	—	30,850
(Increase) decrease in non-cash operating working capital (Note 18)	(60,780)	7,407	4,578

Cash provided by operating activities	337,223	243,652	192,163

Financing activities
Long-term debt	248,369	(5,700)	(102,546)
Distributions paid (Note 8)	(202,289)	(169,493)	(127,325)
Redemption of exchangeable shares (Note 10)	(1,154)	(1,803)	(2,792)
Capital lease repayments	(608)	(356)	(9,305)
Issuance of Trust units, net (Note 9)	315,003	4,479	214,002
(Increase) decrease in non-cash financing working capital (Note 18)	388	(168)	168

Cash provided by (used in) financing activities	359,709	(173,041)	(27,798)

Investing activities
Asset retirement reserve fund (Note 7(b))	(2,025)	(1,725)	(776)
Corporate acquisitions (Note 5)	(542,819)	(28,960)	(8,549)
Property acquisitions	(18,241)	(3,093)	(107,023)
Property dispositions	871	1,043	33,466
Development expenditures	(145,262)	(76,788)	(71,384)
Cash acquired on acquisition (Note 5)	28,993	9,711	—
Internalization of management contract (Note 12)	—	—	(8,009)
Decrease in non-cash investing working capital (Note 18)	21,219	26,286	1,664

Cash used in investing activities	(657,264)	(73,526)	(160,611)

Net change in cash and cash equivalents	39,668	(2,915)	3,754

Cash and cash equivalents (bank overdraft), beginning of the year	(733)	2,182	(1,572)

Cash and cash equivalents (bank overdraft), end of the year (Note 18)	$38,935	$(733)	$2,182

The accompanying notes to the Consolidated Financial Statements are an integral part of this consolidated statement.

Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(thousands of Canadian dollars, except unit and per unit amounts and as indicated)

1.             ORGANIZATION

Petrofund Energy Trust (“Petrofund” or the “Trust”) is an open-ended investment Trust created under the laws of the Province of Ontario pursuant to a trust indenture, as amended from time to time (the “Trust Indenture”), between Petrofund Corp. (“PC”), and Computershare Trust Company of Canada (the “Trustee”). The name of the Trust was changed to Petrofund Energy Trust effective November 1, 2003, from NCE Petrofund. On the same date the name of NCE Petrofund Corp. was changed to Petrofund Corp. Active operations commenced March 3, 1989. The beneficiaries of the Trust are the holders of the Trust units (“Unitholders”).

The Trust’s primary source of income is the 99% net royalties granted to the Trust by PC and by Petrofund Ventures Trust (“PVT”), formerly Ultima Ventures Trust. The royalties are equal to production revenue from the properties owned by the subsidiaries less operating costs, general and administrative costs, debt service charges (including principal and interest) and taxes payable.

PC acquires, manages and disposes of petroleum and natural gas properties for its own account and holds the legal interest to all properties owned beneficially by PVT, and grants the royalties to the Trust. The royalties granted to the Trust effectively transfer substantially all of the economic interest in the oil and gas properties to the Trust.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in Canadian dollars by the management of PC following Canadian generally accepted accounting principles (“GAAP”). The impact of significant differences between Canadian GAAP and U.S. GAAP in these Consolidated Financial Statements is disclosed in Note 20. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements.

(a)           Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Trust and its wholly-owned subsidiaries, PC, PVT, Petrofund Alternative Energy Ltd., 1518274 Ontario Ltd., NCE Management Services Inc. (“NMSI”), which previously employed all of the personnel who provided services to the Trust, and NCE Petrofund Management Corp. (“NCEP Management” or the “Previous Manager”), collectively, the “Subsidiaries”. NMSI and NCEP Management were acquired to effect the internalization of management and the exchangeable shares of PC are exchangeable into Trust units. (See Notes 10 and 12). All intercompany transactions have been eliminated.

(b)           Revenue Recognition

Revenue from the sale of oil and natural gas is recognized at time of sale when title to the products transfers to the purchasers based on volumes delivered and contractual delivery points and prices.

(c)           Goodwill

Goodwill is recognized on corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment at each reporting period.  Impairment is recognized based on the fair value of reporting entity (the consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurred.

(d)           Oil and Natural Gas Royalty and Property Interests

Oil and gas royalty and property interests are accounted for using the full cost method of accounting whereby all costs of acquiring oil and natural gas royalty and property interests and equipment are capitalized.

The provision for depletion and depreciation is computed using the unit-of-production method including future development costs based on the estimated gross proven oil and gas reserves and based on forecast prices and escalated costs. Proceeds on sale or disposition of oil and gas royalty and property interests are credited to oil and gas royalty and property interests, unless this results in a change in the depletion and depreciation rate by 20% or more, in which case a gain or loss is recognized in the consolidated statement of operations. Gas volumes are converted to barrels of oil at 6,000 cubic feet per barrel.

Impairment is recognized if the carrying value of the oil and natural gas royalty and property interests exceeds the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves based on future prices, adjusted for contract prices and quality differentials. If impairment is indicated, the amount is measured by comparing the carrying value of the oil and natural gas royalty and property interests to the estimated net present value of future cash flows from proved plus probable reserves. The present value of the future cash flow is based on the Trust’s risk-free interest rate. Any excess carrying value above the net present value of the Trust’s future cash flows would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

(e)           Asset Retirement Obligation

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment in the period in which it’s incurred. The fair value is capitalized and amortized over the same period as the underlying asset. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is reviewed on a periodic basis and any changes are prospectively applied as an increase or decrease to the liability. As time passes, the change in net present value of the future retirement liability is recorded as accretion and is charged to earnings in the period. Actual costs incurred upon settlement of the liability are charged against the liability.

(f)            Financial Instruments

Petrofund enters into numerous derivative financial instruments to reduce price volatility and establish minimum prices for a portion of its oil and natural gas production and electricity purchases. These contracts are effective economic hedges, however, a number do not qualify for hedge accounting due to the very detailed and complex rules outlined in Accounting Guideline 13 “Hedging Relationships”. Petrofund uses the fair value method of accounting for all derivative transactions. Fair values are determined based on third-party statements for the amounts that would be paid or received to settle these instruments prior to maturity and recorded on the balance sheet with changes in the fair value recorded in the statement of income as a gain (loss).

(g)           Distributions Payable to Unitholders

Distributions payable to Unitholders are equal to amounts declared and payable by the Trust. In 2004, the distributions payable were based on amounts received or receivable by the Trust on the cash distributions date, with income earned, but not received, distributed on the cash distribution date following receipt.

(h)           Income Taxes

The Trust follows the liability method of accounting for income taxes. Under this method future income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the financial statements of the subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets or liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for future income taxes in the Trust has been made.

(i)            Transportation Costs

Transportation costs associated with oil and natural gas sales are recognized when the product is delivered.

(j)            Unit-based Compensation

The Trust has three stock-based compensation plans: (i) the Restricted Unit Plan (“RUP”), (ii) the Long-Term Incentive Plan (“LTIP”) and (iii) the Trust Unit Incentive Plan (“TUIP”) which is being phased out. These plans are described in Notes 13 and 14 to the Consolidated Financial Statements.

(i)    Restricted Unit Plan

The RUP authorizes the Trust to issue units to directors, officers, employees or consultants. The RUP operates independently of the LTIP which is made available to the Chief Executive Officer (“CEO”), the Executive Vice-President (“EVP”), Senior Vice-President, Operations (“SVP”) and the Vice-President, Finance and Chief Financial Officer (“CFO”); however, these officers are also eligible to participate in the RUP. The units, plus accrued distributions, vest over time and upon vesting may be redeemed by the holder for cash or Trust units. The Trust units are issued, or cash paid out, on the vesting dates based on the weighted average trading prices of the Trust units for the last 20 days prior to the vesting dates.

As the RUP is settled in cash or units at the option of the holder, the associated compensation expense and the related liability is calculated as the excess of the quoted market value of the trust units over the exercise price of the units at each reporting period. The expense is amortized over the vesting period of three years.

(ii)   Long-Term Incentive Plan

The LTIP authorizes the Trust to issue units to the CEO, EVP, SVP and CFO. Directors and employees are not eligible to be issued units under the LTIP. The units, plus accrued distributions, vest over time and upon vesting may be redeemed by the holder for Trust units. One third of the LTIP award vests on the grant date, the remaining two thirds vests on the first and second anniversary date from the grant date.

As the LTIP is settled in equity, compensation expense is calculated as the fair value of the award at the date of grant. The Trust’s LTIP is a full or whole share value grant. Under the plan, the eligible executives do not pay any consideration for this grant. Fair values are determined at the grant date, using an option pricing model. The compensation expense associated with these units is charged to earnings over the vesting period. The exercise of the units together with any amount previously recognized in contributed surplus is recorded as an increase in Unitholders’ capital.

(iii) Trust Unit Incentive Plan

The TUIP was established authorizing the issuance of options to acquire Trust units to directors, senior officers, employees and consultants of NCEP management, NCE Petrofund Advisory Corp., NMSI and certain other related parties, all of whom are deemed to be employees of the Trust.

The Trust accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at grant date. In 2003, the Trust prospectively adopted amendments to CICA 3870 Stock-Based Compensation and other Stock-based Payments. These amendments required the Trust to account for compensation expense for all awards granted on or after January 1, 2003, based on the fair value of the options at the grant date. The Trust has not granted any options since December 31, 2002 and therefore these amendments had no material impact on the Consolidated Financial Statements.

Consideration paid on the exercise of the options together with any amount previously recognized in contributed surplus is recorded as an increase in Unitholders’ capital.

(k)           Net Income per Trust unit

Basic net income per Trust unit is computed by dividing net income by the weighted average number of Trust units and exchangeable shares outstanding for the period. Diluted per unit amounts reflect the potential dilution that would occur if options or LTIP units were exercised and Trust units were issued. The treasury stock method is used to determine the effect of dilutive instruments.

(l)            Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with an original maturity of 90 days or less. They are recorded at cost and used to meet current operating activities and/or to reduce outstanding debt.

(m)          Exchangeable Shares

Exchangeable Shares are based on a ratio, which is adjusted each date that the Trust pays a distribution to its Unitholders. The Exchangeable Shares are not transferable and are presented as part of Unitholders’ equity.

(n)           Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the ratio of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

3.             GOODWILL

The changes in the carrying amount of goodwill are as follows:

($000’s)	2005	2004

Goodwill, January 1,	$180,307	$—
Goodwill acquired (Note 5)	169,155	180,307
Goodwill, December 31,	$349,462	$180,307

4.             OIL AND NATURAL GAS ROYALTY AND PROPERTY INTERESTS (“PP&E”)

As at December 31, ($000’s)	2005	2004

Oil and natural gas royalty and property interests, at cost	$2,609,377	$1,879,362
Accumulated depletion and depreciation	831,455	632,668

Oil and natural gas royalty and property interests, net	$1,777,922	$1,246,694

Capitalized general and administrative expenses related to development activities of $2.3 million in 2005 (2004 -$1.0 million) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $290.7 million at December 31, 2005 (2004 - $250.8 million) identified in our reserve report.

An impairment test calculation was performed on the Trust’s oil and natural gas royalty property interests at December 31, 2005, in which the estimated undiscounted future net cash flows associated with proved reserves exceeded the carrying amount of the Trust’s oil and natural gas royalty and property interests.

The Trust performed its impairment test at December 31, 2005, based on the undiscounted value of future net cash flows based on forecast prices and escalated costs associated with its proved reserves using the following bench mark commodity prices and foreign exchange rates:

	Fx	WTI	Edmonton Light	AECO Spot
	$US/$Cdn	$US/Bbl	$Cdn/Bbl	$/mmbtu
2006	0.85	57.00	66.25	10.60
2007	0.85	55.00	64.00	9.25
2008	0.85	51.00	59.25	8.00
2009	0.85	48.00	55.75	7.50
2010	0.85	46.50	54.00	7.20
2011-2016 Average	0.85	46.54	54.00	7.16
2017+	0.85	+2.0%/yr	+2.0%/yr	+2.0%/yr

5.             ACQUISITIONS

(a)           Acquisition of Kaiser Energy Ltd.

On November 16, 2005, Petrofund entered into an agreement to acquire 100% of Kaiser Energy Ltd. (“Kaiser”), effective December 1, 2005. Kaiser held, either directly or indirectly, interests in Canadian Acquisitions Limited Partnership and certain properties transferred to Kaiser.

Petrofund’s total consideration for the Kaiser acquisition was $471.9 million which includes acquisition costs of $1.8 million and assumed debt and negative working capital of $14.9 million. Of the total cash consideration of $471.9 million, on a preliminary basis, $489.7 million was allocated to oil and natural gas royalty and property interest and $159.2 million to goodwill which is not deductible income for tax purposes.

A summary of the estimated net assets acquired is as follows:

$000’s
Current assets (including cash of $32.3 million)	$47,951
Goodwill	159,212
Oil and natural gas royalty and property interests	489,676
Current liabilities	(62,840)
Asset retirement obligations	(4,930)
Future income taxes	(157,201)

$471,868

The consolidated financial statements reflect the operations of Kaiser from December 1, 2005. If the acquisition had occurred on January 1, 2004 the following pro forma results would have been realized by the Trust in 2005 and 2004:

($000’s except per unit amounts)	2005	2004
	(unaudited)
Revenue	$97,216	$91,077
Net income (loss)	$8,309	$(2,081)
Net income per Trust unit	$0.07	$(0.02)

(b)           Acquisition of Northern Crown Petroleums Ltd.

On May 10, 2005, Petrofund acquired 100% of the outstanding shares of Northern Crown Petroleums Ltd. and its wholly owned subsidiary Spiral Resources Ltd. (collectively “Northern Crown”) for $32.7 million in cash and assumed debt and negative working capital of $4.8 million. Of the total acquisition costs of $32.7 million, $38.6 million was allocated to oil and natural gas royalty and property interest and $7.1 million to goodwill, which is not deductible for income tax purposes.

A summary of the net assets acquired is as follows:

$000’s
Current assets	$1,733
Goodwill	7,122
Oil and natural gas royalty and property interests	38,556
Current liabilities (including bank overdraft of $3,368)	(6,550)
Asset retirement obligations	(756)
Future income taxes	(7,398)

$32,707

The consolidated financial statements reflect the operations of Northern Crown from May 11, 2005. If the acquisition had occurred on January 1, 2004 the following pro forma results would have been realized by the Trust in 2005 and 2004:

($000’s except per unit amounts)	2005	2004
	(unaudited)
Revenue	$4,192	$2,011
Net income (loss)	$1,282	$(1,319)
Net income (loss) per Trust unit	$0.01	$(0.01)

(c)           Acquisition of Tahiti Gas Ltd.

On May 31, 2005, Petrofund acquired 100% of the outstanding shares of Tahiti Gas Ltd. (“Tahiti”) for $23.4 million in cash and assumed debt and working capital of $23,000. Of the total acquisition costs of $23.4 million, $24.0 million was allocated to oil and natural gas royalty and property interest and $2.8 million to goodwill which is not deductible for income tax purposes.

A summary of the net assets acquired is as follows:

$000’s
Current assets (including cash of $88)	$184
Goodwill	2,821
Oil and natural gas royalty and property interests	23,974
Current liabilities	(161)
Asset retirement obligations	(420)
Future income taxes	(3,021)

$23,377

The consolidated financial statement reflects the operations of Tahiti from June 1, 2005. If the acquisition had occurred on January 1, 2004 the following pro forma results would have been realized in the Trust in 2005 and 2004:

($000’s except per unit amounts)	2005	2004
	(unaudited)
Revenue	$390	$853
Net loss	$(378)	$(811)
Net loss per Trust unit	$—	$(0.01)

(d)           Ultima Energy Trust

On June 16, 2004, Petrofund acquired 100% of the issued and outstanding units of Ultima Energy Trust (“Ultima”) for 0.442 of a Petrofund unit for each Ultima unit on a tax-free rollover basis. The value assigned to each Petrofund unit issued was $17.12 based on the weighted average trading price of the Trust units for the period commencing five days before and ending five days after the acquisition was announced. Petrofund issued 26.4 million Trust units valued at $452.8 million which were distributed to former unitholders of Ultima and incurred $1.9 million in transaction costs. Of the total acquisition cost of $454.7 million, $385.0 million was allocated to oil and natural gas royalty and property interests and $178.1 million to goodwill, which is not deductible for income tax purposes.

A summary of the net assets acquired is as follows:

$000’s
Current assets	$22,244
Asset retirement reserve	1,549
Goodwill	178,110
Oil and natural gas royalty and property interests	384,987
Current liabilities	(17,791)
Long-term debt	(110,407)
Asset retirement obligations	(16,672)
Future income taxes	12,725

$454,745

The consolidated financial statements reflect the operations of Ultima from June 16, 2004. If the acquisition had occurred on January 1, 2003 the following pro forma results would have been realized in the Trust in 2004 and 2003:

($000’s except per unit amounts)	2004	2003
	(unaudited)
Revenue	$588,137	$524,960
Net income	$80,622	$65,266
Net income per Trust unit	$0.80	$0.75

(e)           Central Alberta PNG Partnership and 102437 Alberta Ltd.

On November 10, 2004, Petrofund acquired 100% of the outstanding shares of Central Alberta PNG Partnership and 1024373 Alberta Ltd., for $27.7 million in cash.

A summary of the net assets acquired is as follows:

$000’s
Goodwill	$2,197
Oil and natural gas royalty and property interests	34,404
Asset retirement obligations	(944)
Future income taxes	(7,932)

$27,725

The consolidated financial statements reflect the operations of Central Alberta PNG Partnership and 1034373 Alberta Ltd. from November 11, 2004. If the acquisition had occurred on January 1, 2003 the following pro forma results would have been realized by the Trust in 2004 and 2003:

($000’s except per unit amounts)	2004	2003
	(unaudited)
Revenue	$521,265	$412,961
Net income	$74,870	$88,584
Net income per Trust unit	$0.85	$1.45

(f)            Solaris Oil & Gas Inc.

On February 7, 2003, Petrofund acquired 100% of the outstanding common shares of Solaris Oil & Gas Inc. for $7.4 million in cash and assumed $1.2 million of debt including negative working capital and an outstanding bank loan.

A summary of the net assets acquired is a follows:

$000’s
Working capital	$(813)
Oil and natural gas royalty and property interests	13,219
Bank overdraft	(370)
Future income taxes	(4,676)

$7,360

6.             LONG-TERM DEBT

Under the loan agreements, as at December 31, 2005, PC, a wholly-owned subsidiary of the Trust, had a revolving working capital operating facility of $50 million and a syndicated facility of $540 million. Interest rates fluctuate under the syndicated facility with Canadian prime and U.S. base rates plus between 0 and 25 basis points, as well as with Canadian banker’s acceptance and LIBOR rates plus between 75 basis points and 125 basis points, depending, in each case upon the Trust’s debt to cash flow ratio. The Credit Facilities are secured by a $900 million debenture containing a first ranking security interest on all of PC’s assets. In addition, the Credit Facilities requires each of the Trust, PVT and the subsidiaries of the Trust other than PC and PVT, to provide a guarantee of PC’s indebtedness under the Credit Facilities that is secured by a $900 million debenture containing a first ranking security interest on their respective assets. The Canadian prime rate at December 31, 2005, was 5% with an effective date of December 7, 2005. As at December 31, 2005 and 2004, there was no amount outstanding under the working capital facility and $462.8 million (2004 - $214.4 million) was outstanding under the syndicated facility, with $127.2 million available to finance future activities.

The revolving period on the syndicated facility ends on April 28, 2006, unless extended for a further 364 day period. In the event that the revolving bank line is not extended at the end of the 364 day revolving period, no payments are required to be made to non-extending lenders during the first year of the term period. However, PC will be required to maintain certain minimum balances on deposit with the syndicate agent.

The limit of the syndicated facility is subject to adjustment from time to time to reflect changes in PC’s asset base.

The loan is the legal obligation of PC. While principal and interest payments are allowable deductions in the calculation of royalty income, the Unitholders have no direct liability to the bank or to PC should the assets securing the loan generate insufficient cash flow to repay the obligation.

Substantially all of the Credit Facilities are financed with Banker’s Acceptances, resulting in a reduction in the stated bank loan interest rates.

7.             ASSET RETIREMENT OBLIGATIONS AND RESERVE FUND

(a)       Asset Retirement Obligations (“ARO”)

The total future asset retirement obligation was estimated by management based upon the Trust’s share of estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.

Total undiscounted ARO are $217.4 million as at December 31, 2005 (December 31, 2004 - $147.6 million). These payments are expected to occur over the next 35 years, with the majority of payments occurring between 10 and 20 years. The Trust’s credit adjusted risk free interest rate of 6.5 percent (2004 – 6.5 percent) and an inflation rate of 2.0 percent (2004 – 1.5 percent) were used to calculate the present value of the ARO.

The following reconciles the Trust’s outstanding ARO for the periods indicated:

($000’s)	2005	2004	2003

Asset retirement obligations, January 1,	$51,408	$34,363	$34,497
Increase in liabilities during the year	5,721	1,222	2,273
Revision to previously estimated cash flows	9,455	—	—
Accretion expense during the year	4,052	2,760	2,244
Actual costs settled during the year	(3,469)	(4,553)	(4,651)
Acquisitions additions during the year (Note 5)	6,106	17,616	—

Asset retirement obligations, December 31,	$73,273	$51,408	$34,363

(b)       Asset Retirement Reserve Fund

PC maintains a cash reserve to finance large and unusual oil and natural gas property reclamation and abandonment costs by withholding amounts which would otherwise represent distributions accruing to Unitholders. At December 31, 2005, the cash reserve was $9.1 million (December 31, 2004 - $7.1 million). In 2005, PC increased the cash reserve by withholding $2.0 million (2004 - $1.7 million, 2003 - $0.8 million) from distributions accruing to Unitholders. In addition, routine ongoing reclamation and abandonment costs of $3.5 million in 2005 (2004 - $4.6 million, 2003 – $4.7 million) were incurred and deducted from distributions accruing to Unitholders.

8.             RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash provided by operating activities before changes in non-cash working capital, is reduced by asset retirement reserve fund contributions, a portion of capital expenditures, debt repayments, Trust expenses, unit retraction or repurchases, if any, and all amounts paid into the asset retirement reserve fund. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

Reconciliation of Distributions Accruing to Unitholders

($000’s)	2005	2004	2003

Distributions payable to Unitholders, January 1,	$35,568	$53,452	$30,065

Distributions accruing during the year
Cash provided by operating activities	337,223	243,652	192,163
Net change in non-cash operating working capital balances	60,780	(7,407)	(4,578)
Amortization of the cost of commodity contracts	—	(821)	—
Redemption of exchangeable shares	(1,154)	(1,803)	(2,792)
Asset retirement reserve fund	(2,025)	(1,725)	(776)
Capital lease repayment	(608)	(356)	(3,305)
Weyburn deferred capital obligation	—	(34,931)	—
Capital expenditures funded from cash flow	(227,495)	(45,000)	(30,000)

Total distributions accruing during the year	166,721	151,609	150,712
Distributions paid	(202,289)	(169,493)	(127,325)

Distributions payable to Unitholders, December 31,	$—	$35,568	$53,452

Accumulated Cash Distributions

($000’s)	2005	2004	2003

Accumulated cash distributions, January 1,	$734,567	$581,155	$427,651
Distributions accruing during the year	166,721	151,609	150,712
Redemption of exchangeable shares	1,154	1,803	2,792

Accumulated cash distributions, December 31,	$902,442	$734,567	$581,155

9.             TRUST UNITS

Authorized: unlimited number of Trust units	Number of Units	$000’s

Issued

Balance, December 31, 2003	72,688,577	$1,020,677
Issued for the Ultima acquisition (Note 5(d))	26,449,102	452,807
Options exercised	332,733	3,771
Unit purchase plan	4,365	70
LTIP & RUP	36,799	638

Balance, December 31, 2004	99,511,576	1,477,963
Issued for cash	16,650,000	325,738
Exchangeable shares exchanged (Note 10)	551,000	6,171
Commissions and issue costs	—	(17,333)
Options exercised	418,424	5,889
Unit purchase plan	5,419	107
LTIP & RUP	36,002	602

Balance, December 31, 2005	117,172,421	$1,799,137

The Trust has a Distribution Reinvestment and Unit Purchase Plan (the “Plan”) for Canadian residents.  Under the terms of the Plan, Unitholders can elect, firstly, to reinvest their cash distributions and obtain either newly issued units of the Trust or previously issued units of the Trust that are purchased in the open market and, secondly, to purchase for cash newly issued units directly from the Trust.

For the years ended December 31,	2005	2004	2003

Distributions reinvested to acquire newly issued units ($000’s)	$107	$70	$89
Price per unit	$19.77	$15.96	$13.65
Number of units acquired	5,419	4,365	6,509

The weighted average Trust units/exchangeable shares outstanding are as follows:

As at December 31,	2005	2004	2003

Basic	103,660,178	88,169,339	61,010,105
Diluted	103,723,937	88,292,020	61,153,027

The diluted amounts include all dilutive instruments.

Trust units/exchangeable shares outstanding:

As at December 31,	2005	2004	2003

Trust units outstanding	117,172,421	99,511,576	72,688,577
Trust units issuable for exchangeable shares (Note 10)	388,147	939,147	939,147

	117,560,568	100,450,723	73,627,724

10.          EXCHANGEABLE SHARES

The number of Exchangeable Shares issued in connection with the internalization of the management contract (Note 12) was determined based on a negotiated value of $12.17 per share as set out in the Trust’s Information Circular dated March 10, 2003. For accounting purposes, the 1,939,147 Exchangeable Shares were deemed to be issued at a value of $11.20 per share, being the average trading value of the Trust units for the last ten days prior to the closing date. Initially, each Exchangeable Share was exchangeable into one Trust Unit. The exchange ratio is adjusted from time to time to reflect the per unit distributions paid to unitholders after the closing date. The holder of the Exchangeable Shares is entitled to redeem for cash the number of shares equal to the cash distributions that would have been received had the Exchangeable Shares been exchanged for Trust units. As a result of the redemption feature, the number of Trust units issuable upon conversion is expected to remain constant over time. As the substance of this feature is to allow the holder of the Exchangeable Shares to receive cash distributions, the redemption has been accounted for as a distribution of earnings rather than a return of capital.  In 2005, 46,375 (2004 – 94,823, 2003 – 181,041) Exchangeable Shares were redeemed for $1.2 million (2004- $1.8 million, 2003 - $2.8 million) in cash.

In 2005, 427,248 Exchangeable Shares were converted to 551,000 Trust units at an average exchange rate of 1.28965. At December 31, 2005, 283,025 Exchangeable shares were outstanding at an exchange ratio of 1.37142 per Trust Unit (2004 - 756,648 Exchangeable Shares, exchange ratio of 1.24119, 2003 – 851,471 Exchangeable Shares, exchange ratio of 1.20297).

Issued and Outstanding	Number of Shares	$000’s

Balance, December 31, 2003	851,471	$10,518
Redemption of shares	(94,823)	—

Balance, December 31, 2004	756,648	10,518
Redemption of shares	(46,375)	—
Exchanged for Trust Units (1), (2)	(427,248)	(6,171)

Balance, December 31, 2005	283,025	4,347
Exchangeable ratio, end of period	1.37142	—

Exchangeable for Trust units	388,147	$4,347

(1)           On March 7, 2005, 316,251 Exchangeable Shares were exchanged for 400,000 Trust units at an exchange rate of 1.26482.

(2)           On December 1, 2005, 110,997 Exchangeable Shares were exchanged for 151,000 Trust units at an exchange rate of 1.36040.

11.          CONTRIBUTED SURPLUS

($000’s)	2005	2004

Contributed surplus, January 1,	$—	$—
Long-term incentive plan (non-cash expensed)	1,021	—

Contributed surplus, December 31,	$1,021	$—

12.          INTERNALIZATION OF MANAGEMENT CONTRACT

On April 29, 2003, PC purchased 100% of the outstanding shares of NCEP Management and NMSI. As a result of these transactions, all management, acquisition and disposition fees payable to the Previous Manager were eliminated retroactive to January 1, 2003.

The total consideration paid was $30.9 million as detailed below:

Total Consideration	$000’s

Issuance of 1,939,147 exchangeable shares to the shareholder of the Previous Manager	$21,718
Cash payment for the repayment of indebtedness owing by the Previous Manager	3,400
Issuance of 100,244 units to executive management	1,123
Cash payment to executive management	780
Cash payment for distributions on exchangeable shares and Trust units from January 1 to April 30, 2003	1,326
Transaction costs	2,503

Total Purchase Price	$30,850

To ensure an orderly transition of the services that were provided by the Previous Manager through its offices in Toronto, PC entered into an agreement with Sentry Select Capital Corp. (“Sentry”) to provide certain services to the Trust and PC until December 31, 2003, for a maximum cost of $2 million. The amount incurred decreased from $1 million in the first quarter of 2003 to $500,000 in the second quarter and to $250,000 in each of the third and fourth quarters. As of January 1, 2004, Sentry no longer provides any services to Petrofund or any of its subsidiaries. Sentry is a company in which John Driscoll, the Chairman of the Board of Directors of PC, owns a controlling interest.

13.                               RESTRICTED UNIT PLAN (“RUP”) AND LONG-TERM INCENTIVE PLAN (“LTIP”)

The number of units outstanding, excluded accrued distributions, is as follows:

	RUP
	STAFF	DIRECTORS	LTIP
Balance, January 1, 2004	—	—	—

Granted	67,185	8,486	93,468
Units exercised	(20,370)	—	(62,312)

Forfeitures	(975)	—	—

	45,840	8,486
Balance, December 31, 2004		8,486	31,156
Granted	102,480	7,925	61,245
	(20,315)	—
Units exercised			(51,571)
	(23,700)	—
Forfeitures			—
Balance, December 31, 2005	104,305	16,411	40,830

The fair value of the 2005 and 2004 LTIP grant was $1.1 million and $1.4 million respectively. The related expense is being recognized over a three year vesting period. The fair values have been determined using an option-pricing model with the following assumptions:

	2005	2004

Risk-free interest rate	3.49%	3.42%
Expected hold period to exercise	1.5 years	1.0 year
Volatility in market price of Trust units	17.07%	27.78%
Dividend yield	0%	0%

In 2005 and 2004, $1.9 million and $605,000 respectively was recorded as compensation expense with respect to the RUP for staff.

On July 1, 2005 each independent Director, other than the Chairman of the Board, received restricted units valued at $15,000. In addition, each director must take a minimum of 20% of the annual $30,000 retainer in restricted units for a minimum annual total of $21,000 in unit grants per year.

Directors were granted 6,697 restricted units on July 1, 2005 and in addition one director takes 100% of the annual retainer in restricted units. Total allocation of restricted units to directors in 2005 was 7,925 restricted units. Directors were granted 6,816 restricted units on July 1, 2004. On October 1, 2004 additional grants were made totalling 1,670 restricted units for a total 2004 allocation of 8,486 restricted units.

The total value of the grants to Directors including accrued distributions that was expensed was $248,000 and $140,000 in 2005 and 2004 respectively.

Vesting period of the units granted but not vested at December 31, 2005 are:

	Total	2006	2007	2008	Thereafter

RUP-Staff	104,305	45,915	29,795	28,595	—
RUP-Directors	16,411	—	1,393	1,580	13,438
LTIP	40,830	20,415	20,415	—	—
	161,546	66,330	51,603	30,175	13,438

14.                               TRUST UNIT INCENTIVE PLAN

A summary of the status of the Trust Unit Incentive Plan as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented below. No options have been issued under the plan since July 25, 2002 as the plan has been replaced by the RUP and the LTIP. The Trust units reserved for issuance under the unit incentive plan have been reduced to the number of options outstanding. No further options will be issued and this plan will be terminated once all options outstanding are exercised or expire.

		2005		2004		2003
For the years ended December 31,	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Options outstanding, beginning of year	449,456	$13.85	799,122	$12.93	3,028,280	$13.21
Forfeited	502	14.73	(16,933)	14.42	(555,754)	16.82
Exercised	(418,424)	14.08	(332,733)	11.33	(1,673,404)	12.88
Options outstanding before reduction of exercise price	31,534	15.08	449,456	16.97	799,122	14.74
Reduction of exercise price	—	(3.29)	—	(3.12)	—	(1.81)
Options outstanding, end of year	31,534	$11.79	449,456	$13.85	799,122	$12.93
Options exercisable, end of year	31,534	$11.79	449,456	$13.85	440,656	$15.36

The options granted in 2002 and 2001 are exercisable at the original option prices, which were the market prices of the units on the date of the grants, or if so elected by the participant, at reduced prices as described below. The option prices are reduced for each calendar quarter ending after the date of the grant by the positive amount, if any, equal to the amount by which the aggregate distributions made by the Trust in any calendar quarter ending after the date of the grant exceed 2.5% of the oil and natural gas royalty and property interests on the Trust’s consolidated balance sheet at the beginning of the applicable calendar quarter divided by the issued and outstanding units at the beginning of the applicable quarter.

The following table summarizes the options outstanding and exercisable at December 31, 2005:

Number of Units	Exercise Price	Reduced Exercise Price	Expiry Date

13,000*	$19.35	$14.82	January 30, 2006
1,834	$17.25	$13.37	April 4, 2006
3,600	$14.71	$11.90	July 20, 2006
13,100	$10.65	$8.52	July 25, 2007

* Have been fully exercised prior to expiry date.

For options granted in 2002 the Trust elected to continue accounting for compensation expense based on the intrinsic value of the options at the grant date and disclose pro forma net income and pro forma net income per Trust unit as if the fair value method had been adopted retroactively. The compensation expense under this method is presented in the following table:

	2005			2004			2003
	Net	Earnings per Unit		Net	Earnings per Unit		Net	Earnings per Unit
	Income	Basic	Diluted	Income	Basic	Diluted	Income	Basic	Diluted

As reported	$210,668	$2.03	$2.03	$74,359	$0.84	$0.84	$87,276	$1.43	$1.43
Pro forma adjustments	(469)	—	—	(924)	(0.01)	(0.01)	(1,998)	(0.03)	(0.03)

Pro forma net income	$210,199	$2.03	$2.03	$73,435	$0.83	$0.83	$85,278	$1.40	$1.40

15.                               FINANCIAL INSTRUMENTS

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, asset retirement reserve fund, current liabilities, commodity contracts and long-term debt. As at December 31, 2005 and 2004, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

The Trust is subject to normal industry credit risk on its accounts receivable with customers and joint venture partners. The Trust mitigates these risks by maintaining credit management policies and by entering into sales contracts with entities of high credit rating. In addition, the Trust uses derivative financial instruments which may expose the Trust to credit risk with respect to default by the counterparties to these derivative contracts. This credit risk is controlled as the Trust limits its transactions to those counterparties that are financially sound.

The Trust is exposed to fluctuations in commodity prices for oil and natural gas. Commodity prices are affected by many factors including supply and demand, economic and political factors, weather and other conditions. Any movement in commodity process may impact the financial results of the Trust and cash distributions to unitholders. The Trust enters into various pricing mechanisms to reduce price volatility and establish minimum prices for a portion of its oil and gas production.

The Trust is exposed to fluctuations in interest rates as the long-term debt is based on floating interest rates.

The outstanding derivative financial instruments as at December 31, 2005 and the related unrealized gains or losses are summarized separately below:

Natural Gas	Term	Volume mcf/d	Price $/mcf	Delivery Point	Unrealized Gain (Loss)
					$000’s
Three way collar	November 1, 2005 to March 31, 2006	4,737	$5.65-$6.70-$10.55	AECO	$(499)

Three way collar	November 1, 2005 to March 31, 2006	4,737	$5.28-$6.33-$12.98	AECO	(86)

Collar	November 1, 2005 to March 31, 2006	4,737	$7.39-$13.72	AECO	(39)

Collar	November 1, 2005 to March 31, 2006	4,737	$7.39-$16.15	AECO	(18)

Collar	January 1, 2006 to March 31, 2006	4,737	$9.50-$19.00	AECO	98

Floor	November 1, 2005 to March 31, 2006	4,737	$8.44	AECO	50

Floor	November 1, 2005 to March 31, 2006	4,737	$8.44	AECO	51

Three way collar	April 1, 2006 to October 31, 2006	4,737	$6.07-$7.39-$8.99	AECO	(1,875)

Collar	April 1, 2006 to October 31, 2006	4,737	$7.39-$10.55	AECO	(1,017)

Collar	April 1, 2006 to October 31, 2006	4,737	$8.44-$11.35	AECO	(462)

Collar	April 1, 2006 to October 31, 2006	4,737	$8.44-$14.51	AECO	120

Collar	April 1, 2006 to October 31, 2006	4,737	$8.97-$14.78	AECO	332

Collar	April 1, 2006 to October 31, 2006	4,737	$10.55-$11.61	AECO	489

Collar	April 1, 2006 to October 31, 2006	4,737	$10.55-$12.66	AECO	732

Total					$(2,124)

Oil	Term	Volume bbl/d	Price $/bbl	Delivery Point	Unrealized Gain (Loss)
					$000’s
Three way collar	January 1, 2006 to April 1, 2006	1,000	$40.71-$46.52-$61.64	Edmonton	$(959)

Collar	January 1, 2006 to April 1, 2006	1,000	$48.85-$69.78	Edmonton	(361)

Three way collar	April 1, 2006 to June 30, 2006	1,000	$43.03-$48.85-$68.91	Edmonton	(729)

Collar	January 1, 2006 to March 31, 2006	1,000	$52.34-$81.41	Edmonton	(48)

Collar	January 1, 2006 to March 31, 2006	1,000	$58.15-$93.04	Edmonton	7

Collar	April 1, 2006 to June 30, 2006	1,000	$55.24-$81.41	Edmonton	(191)

Collar	April 1, 2006 to June 30, 2006	1,000	$58.15-$75.60	Edmonton	(318)

Collar	April 1, 2006 to June 30, 2006	1,000	$58.15-$88.39	Edmonton	(22)

Collar	April 1, 2006 to June 30, 2006	1,000	$58.15-$94.20	Edmonton	35

Collar	July 1, 2006 to September 30, 2006	1,000	$58.15-$75.60	Edmonton	(416)

Collar	July 1, 2006 to September 30, 2006	1,000	$58.15-$87.81	Edmonton	(90)

Collar	July 1, 2006 to September 30, 2006	1,000	$58.15-$93.91	Edmonton	4

Collar	October 1, 2006 to December 31, 2006	1,000	$58.15-$75.60	Edmonton	(474)

Collar	January 1, 2006 to March 31, 2006	1,000	$58.15-$79.69	Edmonton	(55)

Collar	January 1, 2006 to June 30, 2006	1,000	$63.97-$103.51	Edmonton	229

Collar	July 1, 2006 to December 31, 2006	1,000	$63.97-$96.76	Edmonton	311

Total					$(3,077)

Electricity	Term	Volume MW/h	Price $/MHz	Delivery Point	Unrealized Gain
					$000’s
Fixed Price	January 1, 2006 to December 31, 2008	2.0	$57.00	Alberta Power Pool	$561

Total					$561

16.                               INCOME TAXES

The future income tax liability consists of the following temporary differences:

As at December 31, ($000’s)	2005	2004	2003

Oil and natural gas properties	$268,836	$102,294	$85,185
Commodity contracts	(1,560)	(3,461)	––
Asset retirement obligations	(24,956)	(17,422)	(6,120)

Future income taxes	$242,320	$81,411	$79,065

The provision for current and future income taxes differs from the result which would be obtained by applying the combined federal and provincial statutory tax rates to income before income taxes. This difference results from the following:

For the years ended December 31, ($000’s)	2005	2004	2003

Income before provision for income taxes	$205,141	$82,037	$43,648

Income tax provision computed at statutory rates	$70,682	$31,886	$17,782
Effect on income tax of:
Income attributed to the Trust	(76,832)	(23,031)	(41,468)
Internalization of management contract	––	––	12,568
Non-deductible crown charges, net of Alberta Royalty Credit	21,897	20,031	24,190
Resource allowance	(20,852)	(19,138)	(20,730)
Capital taxes	686	1,267	1,000
Income tax rate reductions on opening balances	––	––	(36,688)
Effect of change in corporate tax rate	(403)	(898)	––
Attributed royalty income deductible for provincial taxes	––	(2,274)	––
Other	(705)	(165)	(282)

Provision for (recovery of) income taxes	(5,527)	$7,678	$(43,628)

The petroleum and natural gas properties and facilities owned by PC have a tax basis of $313.2 million (2004 - $213.7 million; 2003 - $232.7 million) available for future use as deductions from taxable income. Included in this tax basis are non-capital loss carry forwards of $18.2 million (2004 - $18.3 million; 2003 - $43.6 million), which expire in various years through 2010.

Royalty Trusts that meet certain criteria in the Canadian Income Tax Act qualify for special income tax treatment that permits a tax deduction by the trust for distributions paid to the trust’s unitholders in addition to tax pool deductions available to the trust. Petrofund meets these requirements and has available resource tax pools for future tax deductions as at December 31, 2005, of $545.5 million.

17.                               COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of operations, the Trust provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require Petrofund to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Trust from making a reasonable estimate of the maximum potential amount that could be required to be paid to counterparties. Historically, the Trust has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying Consolidated Financial Statements with respect to these indemnification guarantees.

The Trust is involved in litigation and claims arising from the normal course of operations. Management is of the opinion that any resulting settlement would not materially affect the financial position or results of operations of the Trust.

The following is a summary of the Trust’s contractual obligations due in the next five years and thereafter:

	Payment due by Period
Contractual Obligations	Total	less than one year	1 – 3 years	4 – 5 years	after 5 years
($millions)

Long-term debt (1)	$462.8	$—	$—	$—	$462.8
Operating leases	17.7	2.1	4.4	4.6	6.6
Purchase obligations (2)	135.7	15.0	26.5	26.6	67.6
Asset retirement obligation (3)	217.4	4.0	7.7	11.1	194.6
RUP, LTIP’s (4)	4.9	1.6	2.9	0.1	0.3

Total	$838.5	$22.7	$41.5	$42.4	$731.9

(1)                                  Approval to extend the revolving period must be obtained from the banking syndicate on an annual basis; however it has been extended every year since the inception of the facility.

(2)                                  These amounts represent estimated commitments of $108.6 million for CO2 purchases and $27.1 million for processing fees with respect to PC’s interest in Weyburn unit.

(3)                                  These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

(4)                                  Based on the current estimate of payments including distributions to be made on the vesting dates.

18.                               OTHER CASH FLOW DISCLOSURES

(a)                                  The net change in non-cash working capital balances comprises the following:

($000’s)	2005	2004	2003

Accounts receivable	$(65,514)	$(977)	$(6,317)
Due from affiliates	––	––	164
Prepaids and deposits	(6,370)	(1,812)	54
Accounts payable and accrued liabilities	32,711	36,314	14,677
Payable to affiliates	––	––	(2,168)

	$(39,173)	$33,525	$6,410

Relating to:

Operating activities	$(60,780)	$7,407	$4,578
Financing	388	(168)	168
Investing	21,219	26,286	1,664

	$(39,173)	$33,525	$6,410

(b)                                  Cash and cash equivalents comprises the following:

($000’s)	2005	2004	2003

Cash/(bank overdraft)	$8,935	$(5,733)	$(4,318)
Short-term investments	30,000	5,000	6,500

Cash and cash equivalent/(bank overdraft)	$38,935	$(733)	$2,182

(c)                                  Other cash flow information includes:

($000’s)	2005	2004	2003

Interest paid during the year	$9,843	$5,393	$5,393
Income taxes paid during the year	$311	$409	$409

19.                               ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(a)                                  Accounts receivable

For the years ended December 31, ($000’s)	2005	2004

Revenue accrual	$43,209	$25,106
Joint venture receivables	29,369	12,474
Other	21	133

Accounts receivable	$72,599	$37,713

(b)                                  Accounts payable

For the years ended December 31, ($000’s)	2005	2004

Capital accrual	$17,611	$16,850
Joint venture payables	49,443	16,179
Trade payables	1,289	5,986
RUP and LTIP payable	2,716	1,199
Other	25,795	20,747

Accounts payable and accrued liabilities	$96,854	$60,961

20.                               DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Trust’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles, as they pertain to the Trust’s Consolidated Financial Statements, differ from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a)          Under U.S. GAAP, the carrying value of oil and gas royalty and property interests, net of deferred income taxes and inclusive of asset retirement obligation additions to oil and gas royalty and property interests excluding asset retirement costs, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Where the amount of an impairment test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation and accretion will differ in subsequent years. There were no additional impairments during 2005 or 2004. In addition, U.S. GAAP depletion is calculated based on constant prices in effect at year end.

(b)         U.S. GAAP utilizes the concept of comprehensive income, which includes items not included in net income. At the current time, there is no similar concept under Canadian GAAP. U.S. GAAP hedge accounting treatment allows the effective portion of unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs and requires that an entity formally document, designate and assess effectiveness of derivative instruments that receive hedge accounting treatment.

(c)          Prior to the Trust adopting AcG-13 for Canadian GAAP purposes, a difference existed in that U.S. GAAP accounting and reporting standards required that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. Beginning in 2004, for Canadian GAAP purposes, Petrofund applied the fair value method of accounting for all derivative transactions with the change in fair value of these contracts reported in income and no difference between U.S. GAAP and Canadian GAAP.

(d)         Prior to January 1, 2004, for Canadian GAAP purposes, compensation expense for options granted under the Unit Incentive Plan was measured based on the intrinsic value of the award at the grant date. For the years ended December 31, 2005, 2004 and 2003 pro forma disclosures are included in the notes to the financial statements of the impact on net income and net income per Trust unit had the Trust accounted for compensation expense based on the fair value of options granted during 2003. No options have been granted since 2002, which would require, the Trust to account for compensation expense based on the fair value method of accounting.

For U.S. GAAP purposes, the Unit Incentive Plan is a variable compensation plan as the exercise price of the options is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price of the Trust units over the adjusted exercise price of the options at each financial reporting date and is deferred and recognized in income over the vesting period of the options. After the options have vested, compensation expense is recognized in income in the period in which a change in the market price of the Trust units or the exercise price of the options occurs.

For 2005 and 2004 there are no significant differences that resulted in accounting for the LTIP or RUP under FAS123 for U.S. GAAP purposes.

(e)          On January 1, 2003, Petrofund adopted the U.S. reporting requirements for ARO through a cumulative effect adjustment in the Consolidated Statement of Operations. Petrofund adopted the equivalent Canadian standard for ARO on January 1, 2004, as described in Note 7. These standards are consistent except for the method of implementation and the adoption date.

(f)            The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Operations. These line items would be combined and presented net in a statement of operations prepared in accordance with U.S. GAAP. This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

(g)         An income statement prepared in accordance with U.S. GAAP segregates operating and non-operation expenses in the statement of operations. Management fees, financing costs and internalization of management contracts would be presented in the non-operating section of the statement of operations and retained earnings. This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

(h)         Prior to the Trust adopting AcG-14 “Disclosure of Guarantors”, a U.S. GAAP difference was created once the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the disclosures that must be made regarding obligations under certain guarantees issued by the Trust. It also requires that the Trust recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied to guarantees issued or modified after December 31, 2003. There are no guarantees which would need to be recognized for U.S. GAAP purposes at December 31, 2005 or 2004.

(i)             Under U.S. GAAP, the Trust’s bank overdraft would be presented as a financial activity rather than as a component of cash. Therefore, cash provided by (used in) financing activities under U.S. GAAP would be $358,976 in 2005 (2004 – ($172,308), 2003 – ($29,370)) which would need to be recognized for U.S. GAAP purposes. In addition, cash flow relating to derivative contracts would also be presented as investing activities.

(j)             In 2004, the FASB issued new and revised standards, all of which were assessed by Management to be not applicable to the Trust with the exception that in December 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method. The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application. This revised standard is effective for fiscal year 2006. The Trust will evaluate the impact of this standard in 2006.

In addition, FAS 154, Accounting Changes in Error Corrections, changes the requirements for the accounting for and reporting of a change in accounting principle. The standard is effective for the Trust in fiscal 2006.

On January 27, 2005, the Accounting Standard’s Board (AcSB) issued CICA Handbook section 3855 “Financial Instruments – Recognition and Measurement”, CICA Handbook section 3861 “Financial Instruments-Disclosure and Presentation”, CICA Handbook section 1530 “Comprehensive Income” and CICA handbook section 3865 “Hedges” that deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in future periods and the resulting impact will be assessed at that time.

(k)          Under U.S. GAAP, the number of authorized and issued Trust units and Exchangeable Shares would be disclosed on the face of the balance sheet. This information is disclosed in Notes 9 and 10.

(l)             Under U.S. GAAP, redeemable equity instruments which are not mandatorily redeemable at a specific or determinable date must be presented as temporary equity and carried on the balance sheet at redemption value. Changes in redemption value between periods are charged or credited to retained earnings. Prior to 2004, the Trust accounted for its trust units as a component of permanent unitholders’ equity. This accounting was based on the assumption that the redemption feature embedded in the trust units was sufficiently restrictive to avoid classification as temporary equity under U.S. GAAP. The Trust has concluded that the restrictions on redemption are not substantive and the trust units must be presented as temporary equity and carried on the balance sheet at their redemption value.

The application of U.S. GAAP would have the following effects on net income as reported:

For the years ended December 31, ($000’s)	2005	2004	2003

Net income as reported under Canadian GAAP	$210,668	$74,359	$87,276

Adjustments:
Realized/(unrealized) loss on derivatives	—	6,774	(6,774)
Compensation expense	(464)	1,991	(3,144)
Depletion and depreciation	2,482	14,584	23,263
Deferred income taxes on above adjustments	(855)	(7,518)	(3,505)
Net income, as adjusted, before cumulative effect of a change in accounting principle	211,831	90,190	97,116
Cumulative effect of a change in accounting principle, net of income taxes	—	—	(2,419)
Net income, as adjusted, after cumulative effect	211,831	90,190	94,697
Unrealized gain (loss) on derivatives, net of income tax expense (recovery) of $Nil (2004 - $Nil 2003 –$(330))	—	—	451

Comprehensive income	$211,831	$90,190	$95,148

For the years ended December 31, ($000’s)	2005	2004	2003

Net income per unit, as adjusted before cumulative effect
Basic	$2.04	$1.02	$1.59
Diluted	$2.04	$1.02	$1.59

Net income per unit, as adjusted after cumulative effect
Basic	$2.04	$1.02	$1.55
Diluted	$2.04	$1.02	$1.55

Accumulated other comprehensive income:

For the years ended December 31, ($000’s)	2005	2004	2003

Opening balance at January 1,	$—	$—	$(451)
Unrealized gain (loss) on derivatives, net of income tax expense (recovery) of $Nil (2004 - $Nil, 2003 –$(330))	—	—	451

Closing balance at December 31,	$—	$—	$—

The application of U.S. GAAP would have the following effects on the consolidated balance sheet as reported:

As at ($000’s)	As reported	Increase (Decrease)	U.S. GAAP

December 31, 2005

Oil and natural gas royalty and property interests, net (Note 4)	$1,777,922	$(158,736)	$1,619,186
Deferred income taxes	242,320	(46,137)	196,183
Temporary equity	—	2,409,837	2,409,837
Unitholders’ equity	1,385,343	(2,522,436)	(1,137,093)

December 31, 2004
Oil and natural gas royalty and property interests, net (Note 4)	$1,246,694	$(161,218)	$1,085,476
Deferred income taxes	81,411	(46,992)	34,419
Temporary equity	—	1,568,036	1,568,036
Unitholders’ equity	1,026,526	(1,682,262)	(655,736)

The following presents the consolidated statement of unitholders’ equity and temporary equity for the three years ended December 31, 2005 under U.S. GAAP.

($000’s)	Accumulated Distributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Unitholders’ Equity	Temporary Equity

December 31, 2002	$(427,651)	$179,622	$(451)	$(248,480)	$587,076

Units issued	—	—	—	—	205,563
Exchangeable shares issued	—	—	—	—	21,718
Redemption of exchangeable shares	(2,792)	—	—	(2,792)	—
Commission & issue costs	—	—	—	—	(11,001)
Options exercised	—	—	—	—	20,474
Unit purchase plan	—	—	—	—	89
Net income	—	94,697	—	94,697	—
Other comprehensive income - gain on derivatives	—	—	451	451	—
Stock based compensation expense	—	—	—	—	3,144
Distribution accruing to unitholders	(150,712)	—	—	(150,712)	—
Change in redemption value	—	(556,402)	—	(556,402)	556,402

December 31, 2003	$(581,155)	$(282,083)	$—	$(863,238)	$1,383,465

($000’s)	Accumulated Distributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Unitholders’ Equity	Temporary Equity

December 31, 2003	$(581,155)	$(282,083)	$—	$(863,238)	$1,383,465

Units issued	—	—	—	—	452,807
Redemption of exchangeable shares	(1,803)	—	—	(1,803)	—
Options exercised	—		—	—	3,771
Unit purchase plan	—	—	—	—	70
RUP & LTIP	—	—	—	—	638
Net income	—	90,190	—	90,190	—
Stock based compensation expense	—	—	—	—	(1,991)
Distribution accruing to unitholders	(151,609)	—	—	(151,609)	—
Change in redemption value	—	270,724	—	270,724	(207,724)

December 31, 2004	(734,567)	78,831	—	(655,736)	1,568,036

Units issued	—	—	—	—	308,405
Redemption of exchangeable shares	(1,154)	—	—	(1,154)	—
Options exercised	—	—	—	—	5,889
Unit purchase plan	—	—	—	—	107
RUP & LTIP	—	—	—	—	602
Net income	—	211,831	—	211,831	—
Stock based compensation expense	—	—	—	—	1,485
Distribution accruing to unitholders	(166,721)	—	—	(166,721)	—
Temporary equity	—	(525,313)	—	(525,313)	525,313

December 31, 2005	$(902,442)	$(234,651)	$—	$(1,137,093)	$2,409,837

SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (unaudited)

The tables in this section set forth oil and gas information prepared by the Registrant in accordance with U.S. disclosure standards, pertaining to FAS 69, “Disclosure about Oil and Gas Producing Activities”.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to Petrofund’s annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The Trust is currently not taxable. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Petrofund’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted by Petrofund is to account for management’s estimates of risk management activities, asset retirement obligations and future income taxes.

Petrofund cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Registrant’s oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates.

Capitalized Costs Relating to Oil and Gas Producing Activities
($ thousands)

As at December 31,	2005	2004	2003

Proved oil and gas properties	$2,540,501	$1,858,291	$1,364,296
Unproved oil and gas properties	68,876	21,071	16,316
Total capital costs	2,609,377	1,879,362	1,380,612
Accumulated depletion and depreciation	990,191	793,886	658,151

Net capitalized costs	$1,619,186	$1,085,476	$722,461

Costs Incurred in Oil and Gas Property Acquisition,
Exploration and Development Activities
($ thousands)

For the years ended December 31, (1)	2005	2004	2003

Property acquisition costs (1)
Proved oil and gas properties	$571,113	$605,840	$82,100
Unproved oil and gas properties	6,707	1,695	1,700
Exploration costs (2)	1,782	678	5,700
Development costs (3)	151,950	75,637	64,000

Total	$731,552	$683,850	$153,500

(1)          Acquisitions are net of disposition of properties.

(2)          Cost of geological and geophysical capital expenditures and drilling costs for exploration wells drilled.

(3)          Development and facilities capital expenditures.

Results of Operations for Producing Activities
($ thousands)

For the years ended December 31,	2005	2004	2003

Oil and gas sales, net of royalties and commodity contracts	$589,329	$368,139	$313,787
Lease operating costs and capital taxes	145,516	106,871	93,705
Transportation costs	8,059	5,862	5,482
Depletion, depreciation and accretion	200,357	138,495	95,044
Operating income	235,397	116,911	119,556
Income taxes (1)	1,184	539	569

Results of operations	$234,213	$116,372	$118,987

(1)          Petrofund is currently not taxable, current income tax disclosed for the years 2003 through 2005 represent Large Corporation Tax, which is calculated by reference to balance sheet items (debt and equity) and not by income items.

Reserve Quantity Information for the Year Ended December 31, 2004
Constant Prices and Costs

Net Proved Developed and Proved Undeveloped Reserves	Light and Medium oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)

December 31, 2003	37,793	750	164	4,036	69,957

Extensions	170	––	6	17	1,005
Improved recovery	567	45	9	56	2,090
Technical revisions	2,769	168	7	353	4,461
Discoveries	––	––	1	8	151
Acquisitions	23,163	––	21	594	27,305
Dispositions	––	––	––	––	(26)
Economic factors	36	4	1	9	138
Production	(4,757)	(95)	(24)	(596)	(9,482)

Change for year	21,947	122	20	441	25,737

December 31, 2004	59,740	872	184	4,477	95,694

Developed	45,871	872	176	4,161	80,245
Undeveloped	13,869	––	8	316	15,449

Total	59,740	872	184	4,477	95,694

Reserve Quantity Information for the Year Ended December 31, 2005
Constant Prices and Costs

Net Proved Developed and Proved Undeveloped Reserves	Light and Medium oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)

December 31, 2004	59,740	872	184	4,477	95,694

Extensions	47	—	4	16	698
Improved recovery	3,883	4	9	109	5,443
Technical revisions	682	(149)	(7)	(82)	(692)
Discoveries	16	—	1	1	149
Acquisitions	263	20	76	658	13,704
Dispositions	(282)	––	(1)	(29)	(325)
Economic factors	(86)	(3)	2	35	292
Production	(5,400)	(87)	(28)	(649)	(10,764)

Change for year	(878)	(215)	57	58	8,505

December 31, 2005	58,862	657	241	4,535	104,199

Developed	45,945	657	223	4,349	88,147
Undeveloped	12,918	––	18	186	16,052

Total	58,862	657	241	4,535	104,199

(1)                                  Definitions:

(a)                                  “Net” reserves are the remaining reserves of Petrofund after deduction of estimated royalties and including royalty interest.

(b)                                 “Proved” reserves are the estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

(c)                                  “Proved Developed” reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

(d)                                 “Proved Undeveloped” reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)                                  Petrofund does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

($000’s)	2005	2004

Future cash inflows	$6,103,302	$3,760,846
Future production costs	1,808,102	1,489,174
Future development costs	290,746	250,820
Undiscounted pre-tax cash flows	4,004,454	2,020,852
Future income taxes (1)	––	––
Future net cash flows	4,004,454	2,020,852
Less 10% annual discount factor	1,682,362	864,180

Standardized measure of discounted future net cash flows	$2,322,092	$1,156,672

(1)                                  Petrofund is currently not taxable.

Reconciliation of Changes in Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Proved Reserves – Constant Prices and Costs

($000’s)	2005	2004

Standardized measure of discounted future net cash flows, beginning of year	$1,156,672	$814,427

Oil and gas sales during the period (1)	(481,790)	(312,752)
Changes due to prices, production costs and royalties related to forecast production (2)	1,001,636	132,927
Development costs during the period (3)	136,200	(77,900)
Changes in forecast development costs (4)	(178,330)	90,297
Changes resulting from extensions and improved recovery (5)	137,275	40,197
Changes resulting from discoveries (5)	3,521	1,962
Changes resulting from acquisitions of reserves (5)	317,374	320,784
Changes resulting from dispositions of reserves (5)	(6,933)	(334)
Accretion of discount (6)	115,667	81,443
Net change in income taxes (7)	––	––
Changes resulting from technical reserves revisions plus all other changes	120,800	65,621

Standardized measure of discounted future net cash flows, end of year	$2,322,092	$1,156,672

(1)          Net of production costs and royalties, before income taxes.

(2)          The impact of changes in prices and other economic factors on future net revenue.

(3)          Actual capital expenditures relating to the exploration and development and production of oil and gas reserves.

(4)          Includes the difference between actual and forecast development costs during the period.

(5)          Production and capital costs associated with recovery of the related reserves are included in this category.

(6)          10% of after adjustments for dispositions.

(7)          Includes the difference between actual and forecast income taxes during the period. Petrofund is currently not taxable.

ABBREVIATIONS

bbl: barrel

bcf: billion cubic feet

boe: barrels of oil equivalent

boe/d: barrels of oil equivalent per day

bbl/d: barrels per day

mbbl: thousand barrels

mboe: thousand barrels of oil equivalent

mmbtu: million British thermal units

mbbl/d: thousand barrels per day

mcf: thousand cubic feet

mcf/d: thousand cubic feet per day

mlt: thousand long tons

mmbbl: million barrels

mmboe: million barrels of oil equivalent

mmcf: million cubic feet

mmcf/d: million cubic feet per day

tcf: trillion cubic feet

APO: after payout

ARC: Alberta Royalty Credit

BPO: before payout

gj: gigajoules

NGL: natural gas liquids

RLI: reserve life index (in years)

WTI: West Texas Intermediate

GLOSSERY OF TERMS

boe: Barrel of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caps: A contract that establishes a maximum price to be paid for a security OR commodity. See also floors.

Collars: A contract that establishes a maximum and a minimum price to be paid for a security or commodity – See also floors.

Crown royalty: The government’s share of a property’s production.

Floors: A contract that establishes a minimum price to be paid for a security or commodity. See also caps.

Netback: The amount received from the sale of a barrel of oil or barrel of oil equivalent after the deduction of operating costs, royalty payments, cash hedging costs and transportation expenses.

Net Production: The working interest share of gross production.

Probable reserves: Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved reserves: Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Swaps: An exchange of streams of payments between two counterparties, sometimes directly and at other times through an intermediary.

Unitized production: The joint operation of all or some portion of a production reservoir.

Water flood: A method of secondary recovery in which water is injected into an oil reservoir for the purpose of sweeping the oil out of the reservoir rock and into the bore of a production well.

Working interest: The interest in a lease that carries with it the rights and obligations to develop and operate and oil or natural gas property.